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                            May 3, 2022

       Dermot Smurfit
       Chief Executive Officer
       GAN Limited
       400 Spectrum Center Drive, Suite 1900
       Irvine, CA 92618

                                                        Re: GAN Limited
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 001-39274

       Dear Mr. Smurfit:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Performance Indicators, page 47

   1. For the B2B Take Rate, B2C Marketing Spend Ratio, and B2C Sports Margin metrics you disclose the amount
these percentages changed in the    Percent    column rather than in the
                                                        "Amount" column. Please
revise to reflect the appropriate amount and percent changes.
                                                        For example, the
percent change of the B2B Take Rate should be (23.4)%, not (1.5)%.
   2. You disclose on page 48 that the B2B Take Rate is the quotient of B2B net revenue over the total gross revenue
and B2B net revenue is calculated by deducting from gross
                                                        revenue, the statutory
taxes, promotional bonuses and your B2B customer   s share defined
                                                        by commercial
agreements. Please revise to state, if true, that the    B2B net revenue    is
                                                        B2B segment revenue and
   gross revenue    is Gross Operator Revenue, to better clarify
                                                        how this metric is
calculated.
 Dermot Smurfit
GAN Limited
May 3, 2022
Page 2
Item 8. Financial Statements and Supplemental Data, page 53

3. We note your restatement disclosures in the amended Forms 10-Q filed on April 15,
         2022. Please tell us why such errors did not impact periods prior to January 1, 2021.
Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Goodwill, page 64

4. We note your disclosures here, as well as on page 40, but it is unclear whether or what goodwill impairment testing was performed in 2021. Please tell us and revise to disclose if a test was performed and, if so, whether it was a qualitative or quantitative test. If qualitative, disclose whether it was more likely than not that the fair value of the reporting units are less than the respective carrying amounts, including goodwill. If quantitative, tell us the percentage by which the fair value exceeded the carrying value for each of your reporting units. To the extent either reporting unit is at risk of failing step one of the goodwill impairment test, disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions. If you determined that the estimated fair value substantially exceeded the carrying value of your reporting units, please disclose such determination.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



FirstName LastNameDermot Smurfit                                Sincerely,
Comapany NameGAN Limited
                                                                Division of
Corporation Finance
May 3, 2022 Page 2                                              Office of
Technology
FirstName LastName